14047457

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

SEC FILE NUMBER
8- 35259

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E-W INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

205 E. LAS TUNAS DRIVE
(No. and Street)

SAN GABRIEL (City) CA (State) 91776 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN PONG 626-285-0606
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DNW & ASSOCIATES, INC.
(Name – *if individual, state last, first, middle name*)

9550 FLAIR DRIVE #307 (Address) EL MONTE (City) CA (State) 91731 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN PONG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E-W INVESTMENTS, INC., as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

THOMAS J. GEORGINO
Commission # 1945003
Notary Public - California
Los Angeles County
My Comm. Expires Jul 22, 2015

Signature

OWNER/PRESident

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC Mail Processing Section

FEB 28 2014

Washington DC

405

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART II [11]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18
4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: E-W INVESTMENTS, INC. [13]

SEC FILE NO.: 8-35259 [14]

FIRM I.D. NO.: 17463 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.): 205 E. LAS TUNAS DRIVE [20] (No. and Street)

SAN GABRIEL [21] (City) CA [22] (State) 91776 [23] (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/13 [24]

AND ENDING (MM/DD/YY): 12/31/13 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: JOHN PONG [30]

(Area Code) — Telephone No.: 626-285-0606 [31]

NAMES OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE

[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITIED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements, and schedukes remain true, correct and complete as previously submitted.

Dated the 27th day of February, 2014

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2)
Principal Financial Officer or Partner

3)
Principal Operations Officer or Partner

ATTENTION — Intentional misstatement or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

DNW & ASSOCIATES, INC [70]

ADDRESS

9550 FLAIR DR. #307 [71]	EL MONTE [72]	CA [73]	91731 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
[50]	[51]	[52]	[53]				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
E-W INVESTMENTS, INC.

N 2 [100]

STATEMENT OF FINANCIAL CONDITION

as of (MM/DD/YY) 12/31/13 [99]
SEC FILE NO. 8-35259 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

ASSETS

	Allowable	Non-Allowable	Total
1. Cash	$ 67826 [200]		$ 67826 [750]
2. Cash segregated in compliance with federal and other regulations	[210]		[760]
3. Receivable from brokers or dealers and clearing organizations:			
A. Failed to deliver:			
1. Includable in "Formula for Reserve Requirements"	[220]		
2. Other	[230]		[770]
B. Securities borrowed:			
1. Includable in "Formula for Reserve Requirements"	[240]		
2. Other	[250]		[780]
C. Omnibus accounts:			
1. Includable in "Formula for Reserve Requirements"	[260]		
2. Other	[270]		[790]
D. Clearing organizations:			
1. Includable in "Formula for Reserve Requirements"	[280]		
2. Other	36135 [290]		36135 [800]
E. Other	[300]	$ [550]	[810]
4. Receivables from customers:			
A. Securities accounts:			
1. Cash and fully secured accounts	[310]		
2. Partly secured accounts	[320]	[560]	
3. Unsecured accounts		[570]	
B. Commodity accounts	[330]	[580]	
C. Allowance for doubtful accounts	( ) [335]	( ) [590]	[820]
5. Receivables from non-customers:			
A. Cash and fully secured accounts	[340]		
B. Partly secured and unsecured accounts	[350]	[600]	[830]
6. Securities purchased under agreements to resell	[360]	[605]	[840]
7. Securities and spot commodities owned, at market value:			
A. Bankers acceptances, certificates of deposit and commercial paper	[370]		
B. U.S. and Candaian government obligations	[380]		
C. State and municipal government obligations	[390]		
D. Corporate obligations	[400]		

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER E-W INVESTMENTS, INC. as of 12/31/13

STATEMENT OF FINANCIAL CONDITION

ASSETS

	Allowable		Non-Allowable		Total	
E. Stocks and warrants [9]	$	410				
F. Options		420				
G. Arbitrage		422				
H. Other securities	49115	424				
I. Sport commodities		430			$ 49115	850
8. Securities owned not readily marketable:						
A. At Cost [8] $ ____ [130]		440	$	610		860
9. Other investments not readily marketable:						
A. At Cost $ ____ [140]						
B. At estimated fair value		450		620		870
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:						
A. Exempted securities $ ____ [150]						
B. Other $ ____ [160] [10]		460		630		880
11. Secured demand notes-market value of collateral:						
A. Exempted securities $ ____ [170]						
B. Other $ ____ [180]		470		640		890
12. Memberships in exchanges:						
A. Owned, at market value $ ____ [190]						
B. Owned at cost				650		
C. Contributed for use of company, at market value		[12]		660		900
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670 [14]		910
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization)		490	4687	680	4687	920
15. Other Assets:						
A. Dividends and interest receivable		500		690		
B. Free shipments		510		700		
C. Loans and advances		520		710		
D. Miscellaneous [11]		530	16546	720	16546	930
16. TOTAL ASSETS	$ 153076	540 [13]	$ 21233	740	$ 174309	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER

E-W INVESTMENTS, INC.

as of 12/31/13

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities*	Non-A.I. Liabilities*	Total
17. Bank loans payable:			
A. Includable in "Formula for Reserve Requirements"	$ [1030]	$ [1240]	$ [1460]
B. Other	[1040]	$ [1250]	$ [1470]
18. Securities sold under repurchase agreement		[1260]	[1480]
19. Payable to brokers or dealers and clearing organizations:			
A. Failed to receive:			
1. Includable in "Formula for Reserve Requirements"	[1050]	[1270]	[1490]
2. Other	[1060]	[1280]	[1500]
B. Securities loaned:			
1. Includable in "Formula for Reserve Requirements"	[1070]		21 [1510]
2. Other	16 [1080]	[1290]	[1520]
C. Omnibus accounts:			
1. Includable in "Formula for Reserve Requirements"	[1090]		[1530]
2. Other	[1095]	19 [1300]	[1540]
D. Clearing organizations:			
1. Includable in "Formula for Reserve Requirements"	[1100]		[1550]
2. Other	[1105]	[1310]	[1560]
E. Other	[1110]	[1320]	[1570]
20. Payable to customers:			
A. Securities accounts-including free credits of 15 $ [950]	[1120]		22 [1580]
B. Commodities accounts	17 [1130]	[1330]	[1590]
21. Payable to non customers:			
A. Securities accounts	[1140]	[1340]	[1600]
B. Commodities accounts	[1150]	[1350]	[1610]
22. Securities sold not yet purchased at market value-including arbitrage of $ [960]		[1360]	[1620]
23. Accounts payable and accrued liabilities and expenses:			
A. Drafts payable	[1160]		[1630]
B. Accounts payable	7911 [1170]		7911 [1640]
C. Income taxes payable	[1180]		23 [1650]
D. Deferred income taxes		20 [1370]	[1660]
E. Acrued expenses and other liabilities	[1190]		[1670]
F. Other	18 [1200]	[1380]	[1680]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER: E-W INVESTMENTS, INC. — as of 12/31/13

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities*	Non-A.I. Liabilities*	Total
24. Notes and mortgages payable:			
A. Unsecured	$ [1210]		$ [1690]
B. Secured	▼25 [1211]	$ [1390]	[1700]
25. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders ▼24 $ [970]			
2. Includes equity subordination (15c3-1(d)) of ...... $ [980]			
B. Securities borowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	▼27 [1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1(d)) of ...... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		▼28 [1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
26. TOTAL LIABILITIES	$ 7911 [1230]	$ [1450]	$ 7911 [1760]

Ownership Equity		Total
27. Sole Proprietorship		$ [1770]
28. Partnership-limited partners	$ [1020]	$ [1780]
29. Corporation:		
A. Preferred stock		[1791]
B. Common stock		▼28 10000 [1792]
C. Additional paid-in capital		134000 [1793]
D. Retained earnings		22938 [1794]
E. Total		166398 [1795]
F. Less capital stock in treasury		( ) [1796]
30. TOTAL OWNERSHIP EQUITY		$ 166398 [1800]
31. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 174309 [1810]

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER

E-W INVESTMENTS, INC. as of 12/31/13

COMPUTATION OF NET CAPITAL

Item		Amount	Code	Amount	Code
1. Total ownership equity from Statement of Financial Conditon - Item 1800				$ 166398	3480
2. Deduct Ownership equity not allowable for Net Capital				( )	3490
3. Total ownership equity qualified for Net Capital				166398	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities				$ 166398	3530
6. Deductions and/or charges:					
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		$ 21233	3540		
1. Additional charges for customers' and non-customers' security accounts		$	3550		
2. Additional charges for customers' and non-customers' commodity accounts			3560		
B. Aged fail-to-deliver			3570		
1. Number of items	3450				
C. Aged short security differences-less reserve of	$ 3460		3580		
number of items	3470				
D. Secured demand note deficiency			3590		
E. Commodity futures contracts and spot commodities - proproetary capital charges			3600		
F. Other deductions and/or charges			3610		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)			3615		
H. Total deductions and/or charges				(21233)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net capital before haircuts on securities positions				$ 145165	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):					
A. Contractual securities committments		$	3660		
B. Subordinated securities borrowings			3670		
C. Trading and investment securities:					
1. Bankers' acceptances, certificates of deposit and commercial paper			3680		
2. U.S. and Canadian government obligations			3690		
3. State and municipal government obligations			3700		
4. Corporate obligations			3710		
5. Stocks and warrants			3720		
6. Options			3730		
7. Arbitrage			3732		
8. Other securities		7367	3734		
D. Undue Concentration		3900	3650		
E. Other (List)		1265	3736	(12532)	3740
10. Net Capital				$ 132633	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER

E-W INVESTMENTS, INC. as of 12/31/13

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	527	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	50000	3758
13. Net capital requirement (greater of line 11 or 12)	$	50000	3760
14. Excess net capital (line 10 less 13)	$	82633	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	35 $	81842	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	7911	3790
17. Add:						
A. Drafts for immediate credit	34 $		3800			
B. Market value of securities borrowed for which no equivilent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))				$		3838
19. Total aggregate indebtedness				$	7911	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by lne 10)				%	5.96	3850
21. Percentage of aggregate indebtedness to net capital *after* anticipated capital withdrawals (line 19 ÷ by line 10 less Item 4880 page 25)				%	0.00	3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debt items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	36 $		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line17 page 8)	%		3851
27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880 page 11 ÷ by line 17 page 8)	%		3854
28. Net capital in excess of the greater of: A. 5% of combines aggregate debit items or $120,000	$		3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%		3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	%		3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agrements or secured demand notes covered by subordination agrements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

PART II - FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

BROKER OR DEALER: E-W INVESTMENTS, INC.

For the period (MMDDYY) from 010113 [3932] to 123113 [3933]

Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

Item			Amount	Code
REVENUE				
1. Commissions:				
a. Commissions on transactions in listed equity securities executed on an exchange			$ 61802	3935
b. Commissions on transactions in exchange listed equity securities executed over-the-counter				3937
c. Commissions on listed option transactions			4003	3938
d. All other securities commissions				3939
e. Total securities commissions			65805	3940
2. Gains or losses on firm securities trading accounts				
a. From market making in over-the-counter equity securities				3941
1. Includes gains or (losses) OTC market making in exchange listed equity securities		3943		
b. From trading in debt securities				3944
c. From market making in options on a national securities exchange				3945
d. From all other trading			27739	3949
e. Total gains or (losses)			27739	3950
3. Gains or losses on firm securities investment accounts				
a. Includes realized gains (losses)		4235		
b. Includes unrealized gains (losses)		4236		
c. Total realized and unrealized gains (loses)				3952
4. Profits or (losses) from underwriting and selling groups				3955
a. Includes underwriting income from corporate equity securities		4237		
5. Margin interest				3960
6. Revenue from sale of investment company shares				3970
7. Fees for account supervision, investment advisory and administrative services			196	3975
8. Revenue from research services				3980
9. Commodities revenue				3990
10. Other revenue related to securities business				3985
11. Other revenue			5759	3995
12. Total revenue			$ 99499	4030
EXPENSES				
13. Registered representative's compensation			$	4110
14. Clerical and administrative employees' expenses			24600	4040
15. Salaries and other employment costs for general partners, and voting stockholder officers				4120
a. Includes interest credited to General and Limited Partners capital accounts		4130		
16. Floor brokerage paid to certain brokers (see definition)				4055
17. Commissions and clearance paid to all other brokers (see definition)			29308	4145
18. Clearance paid to non-brokers (see definition)				4135
19. Communications				4060
20. Occupancy and equipment costs				4080
21. Promotional costs				4150
22. Interest expense				4075
a. Includes interest on accounts subject to subordination agreements		4070		
23. Losses in error account and bad debts				4170
24. Data processing costs (including service bureau service charges)				4186
25. Non-recurring charges				4190
26. Regulatory fees and expenses			7044	4195
27. Other expenses			34081	4100
28. Total expenses			$ 95033	4200
NET INCOME				
29. Income (loss) before Federal income taxes and items below (Item 12 less Item 28)			4466	4210
30. Provision for Federal income taxes (for parent only)				4220
31. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of		4238		
32. Extraordinary gains (losses)				4224
a. After Federal income taxes of		4239		
33. Cumulative effect of changes in accounting principles				4225
34. Net income (loss) after Federal income taxes and extraordinary items			$ 4466	4230
MONTHLY INCOME				
35. Income (current month only) before provision for Federal income taxes and extraordinary items			$	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
E-W INVESTMENTS, INC.

as of 12/31/13

COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

1. Free credit balances and other credit balancesin customers' security accounts (see Note A, Exhibit A, Rule 15c3-3) 46	$	4340	
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)		4350	
3. Monies payable against customers' securities loaned (see Note C)		4360	
4. Customers' securities failed to receive (see Note D)		4370	
5. Credit balances in firm accounts which are attributable to principal sales to customers		4380	
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		4390	
7. **Market value of short security count differences over 30 calendar days old		4400	
8. **Market value of short securities and credits (not to be offset by logs or by debits) in all suspense accounts over 30 calendar days 47		4410	
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agnet or the issuer during the 40 days		4420	
10. Other (List)		4425	
11. TOTAL CREDITS			$ 4430

DEBIT BALANCES

12. **Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$	4440	
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		4450	
14. Failed to deliver of customers' securities not older than 30 calendar days		4460	
15. Margin required and on deposit with Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F)		4465	
16. Other (List). 48		4469	
17. **Aggregate debit items			$ 4470
18. **Less 3% (for alternative method only–see Rule 15c3-1(f)(5)(i)			( ) 4471
19. **TOTAL 14c3-3 DEBITS			$ 4472

RESERVE COMPUTATION

20. Excess of total debits over total credits (line 19 less line 11) 49	$ 4480
21. Excess of total credits over total debits (line 11 less line 19)	4490
22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits	4500
23. Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities, at end of reporting period	4510
24. Amount of deposit (or withdrawal) including $ [4515] value of qualified securities	4520
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ [4525] value of qualified securities	$ 4530
26. Date of deposit (MMDDYY)	4540

FREQUENCY OF COMPUTATION

27. Daily 50 [4332] Weekly [4333] Monthly [4334]

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER

E-W INVESTMENTS, INC.

as of 12/31/13

COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check only one)
   - A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... 52 $ ______ [4550]
   - B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... ______ [4560]
   - C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 51 NATIONAL FINANCIAL SERVICES [4335] ______ X ______ [4570]
   - D. (k)(3) — Exempted by order of the Commission .... ______ [4580]

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and number of otems of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possesion or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frame specified under Rul 15c3-3. Notes A and B .... $ ______ [4586]
   - A. Number of items .... ______ [4587]
2. Customers' fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D .... $ ______ [4588]
   - A. Number of items .... 53 ______ [4589]

OMIT PENNIES

3. The system and procedures utilitzed in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 .... Yes ______ [4584] No ______ [4585]

NOTES

A—Do not include in item one customers' fully paid and excess margin securities required by Rule 15c3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent with the time frames specified under Rule 15c3-3.

B—State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C—Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D—Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequest basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER: E-W INVESTMENTS, INC.

as of 12/31/13

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION

CUSTOMER'S REGULATED COMMODITY FUTURES ACCOUNTS

SEGREGATION REQUIREMENTS

1. Net ledger balance:		
A. Cash		7010
B. Securities (at market)		7020
2. Net unrealized profit (loss) in open futures contracts traded on a contract market		7030
3. Exchange traded options:		
A. Add: Market Value of an open option contracts purchased on a contract market		7032
B. Deduct: Market Value of an open option contracts granted (sold) on a contract market		7033
4. Net equity (deficit) (total of 1, 2 and 3)		7040
5. Add accounts liquidating to a deficit and accounts with debit balances with no open trades		7050
6. Amount required to be segregated (total of 5 and 4)		7060

FUNDS ON DEPOSIT IN SEGREGATION

7. Deposited in segregated funds bank accounts:		
A. Cash		7070
B. Securities representing investments of customers' fund (at market)		7080
C. Securities held in particular customers or option customers in lieu of cash (at market)		7090
8. Margin on deposits with clearing organizations of contract markets:		
A. Cash		7100
B. Securities representing investments of customers' fund (at market)		7110
C. Securities held in particular customers or option customers in lieu of cash (at market)		7120
9. Settlement due from (to) clearing organizations of contract markets		7130
10. Exchange traded options:		
A. Add: Unrealized receivables for option contracts purchased on contract markets		7132
B. Deduct: Unrealized obligations for option contracts granted (sold) on contract markets		7133
11. Net equities with other FCMs		7140
12. Segregated funds on hand:		
A. Cash		7150
B. Securities representing investments of customers' funds (at market)		7160
C. Securities held for particular customers in lieu of cash (at market)		7170
13. Total amount in segregation *total of 7 through 12)	$	7180
14. Excess (insufficiency) funds in segregation (13 minus 6)	$	7190

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
E-W INVESTMENTS, INC.

as of 12/31/13

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposal Withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
54	4600	4601	4602	$ 4603	4604	4605
55	4610	4611	4612	4613	4614	4615
56	4620	4621	4622	4623	4624	4625
57	4630	4631	4632	4633	4634	4635
58	4640	4641	4642	4643	4644	4645
59	4650	4651	4652	4653	4654	4655
60	4660	4661	4662	4663	4664	4665
61	4670	4671	4672	4673	4674	4675
62	4680	4681	4682	4683	4684	4685
63	4690	4691	4692	4693	4694	4695

Total $ 64 4699*

OMIT PENNIES

* To agree with the total on Recap (Item No. 4880)

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Capital Withdrawals
PART II

BROKER OR DEALER
E-W INVESTMENTS, INC.

as of 12/31/13

RECAP

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

1. **Equity Capital**			
A. Partnership Capital:			
1. General Partners	65 $	[4700]	
2. Limited		[4710]	
3. Undistributed Profits		[4720]	
4. Other (describe below)		[4730]	
5. Sole Proprietorship		[4735]	
B. Corporation Capital:			
1. Common Stock		[4740]	
2. Preferred Stock		[4750]	
3. Retained Earnings (Dividends and Other)	66	[4760]	
4. Other (describe below)		[4770]	
2. **Subordinated Liabilities**			
A. Secured Demand Notes		[4780]	
B. Cash Subordinates		[4790]	
C. Debentures		[4800]	
D. Other (describe below)		[4810]	
3. **Other Anticipated Withdrawals**			
A. Bonuses		[4820]	
B. Voluntary Contributions to Pension or Profit Sharing Plans	67	[4860]	
C. Other (describe below)		[4870]	
Total			$ [4880]
4. **Description of Other**			

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 161932	[4240]
A. Net income (loss)		4466	[4250]
B. Additions (Includes non-conforming capital of	$ [4263]	68	[4260]
C. Deductions (Includes non-conforming capital of	$ [4272]		[4270]
2. Balance, end of period (From item 1800)		$ 166398	[4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	[4300]
A. Increases		[4310]
B. Decreases	( )	[4320]
4. Balance, end of period (From item 3520)	$	[4330]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER

E-W INVESTMENTS, INC.

as of 12/31/13

FINANCIAL AND OPERATIONAL DATA

		Valuation		Number	
1. Month end total number of stock record breaks unresolved over three business days					
A. breaks long	$		4890		4900
B. breaks short	72 $		4910	74	4920

2. Is the firm in compliance with Rule 17a-13 regarding periodic count and verification of securities positions and locations at least once in each calendar quarter? (Check one) Yes [ ] 4930 No [ ] 4940

3. Personnel employed at end of reporting period:		
A. Income producing personnel		4950
B. Non-income producing personnel (all other)		4960
C. Total		4970
4. Actual number of tickets executed during current month of reporting period		4980
5. Nunber of corrected customer confirmations mailed after settlement date		4990

	No. of Items		Debit (Short Value)		No. of Items		Credit (Long Value)	
6. Money differences 69		5000	$	5010		5020 75	$	5030
7. Security suspense accounts		5040	$	5050		5060	$	5070
8. Security difference accounts		5080	$	5090		5100	$	5110
9. Commodity suspense accounts		5120	$	5130		5140	$	5150
10. Open transactions with correspondents, other brokers, clearing organizations, depositories and interoffice and inter-company accounts which could result in a charge — unresolved amounts over 30 calendar days		5160	$	5170		5180	$	5190
11. Bank account reconcilliations — unresolved amounts over 30 calendar days		5200 71	$	5210 73		5220	$	5230
12. Open transfers over 40 calendar days, not confirmed..		5240	$	5250		5260	$	5270
13. Transactions in reorganization accounts — over 60 calendar days 70		5280	$	5290		5300 76	$	5310
14. Total		5320	$	5330		5340	$	5350

	No. of Items		Leger Amount		Market Value	
15. Failed to deliver 11 business days or longer (21 Business Days or longer in the case of Municipal Securities)		5360	$	5361		5362
16. Failed to receive 11 business days of longer (21 business Days or longer in the case of Municipal Securities)		5363	$	5364		5365

17. Security concentrations (See instructions in Part I):		
A. Proprietary positions	$	5370
B. Customers' accounts under Rule 15c3-3	$	5374
18. Total of personal capital borrowings due within six months	$	5378
19. Maximum haircuts on underwriting commitments during the period	$	5380
20. Planned capital expenditures for business expansion during next six months	77 $	5382
21. Liabilities of other individuals or organizations guaranteed by respondent	$	5384
22. Lease and rentals payable within one year	$	5386
23. Aggregate lease and rental commitments payable for entire term of the lease		
A. Gross	$	5388
B. Net	$	5390

OMIT PENNIES

E-W INVESTMENTS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2013

DNW AND ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS
9550 FLAIR DR. SUITE 307
EL MONTE, CA 91731

Tel: 626-452-1149
Eric Wu, CPA *Fax: 626-452-1156*

Independent Auditors' Report

To the Stockholder of
E-W Investments, Inc.
San Gabriel, California

We have audited the accompanying statement of financial condition of E-W Investments, Inc. as of December 31, 2013, and the related statement of operation, stockholders' equity, and cash flows for the year then ended pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E-W Investments, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information present thereof is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dnw & Associates

DNW & ASSOCIATES, INC.
El Monte, California
Feb 25, 2014

DNW AND ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS
9550 FLAIR DR. SUITE 307
EL MONTE, CA 91731

Tel: 626-452-1149
Fax: 626-452-1156

Eric Wu, CPA

To the Stockholder
E-W Investments, Inc.
San Gabriel, California

In planning and performing our audit of the financial statements and supplemental schedule of E-W Investments, Inc. (the "Company"), as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities, tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a- 13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Dnw & Associates

DNW & ASSOCIATES, INC.
El Monte, California
Feb 25, 2014

E-W INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

Assets		**2013**
Current Assets		
Cash and equivalents	$	67,826
Deposits held at clearing broker		35,000
Receivable from clearing brokers		1,135
Marketable securities, at fair value		49,115
Total current assets		153,076
Property and equipment, net		4,687
Deposits		4,046
Deferred tax assets		12,500
Total assets	$	174,309
Liabilities and Stockholders' Equity		
Current liabilities		
Payroll and payroll taxes payable	$	1,352
Accrued expenses		6,559
Total current liabilities		7,911
Stockholders' equity		
Common stock, par value $1.00, 10,000 shares issued and outstanding		10,000
Additional paid-in capital		134,000
Retained earnings (deficit)		22,397
Total stockholders' equity		166,397
Total liabilities and stockholders' equity	$	174,309

See accompanying notes to the financial statements

E-W INVESTMENTS, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
DECEMBER 31, 2013

	Common Stock		Additional Paid-in Capital	Retained earnings (Deficit)	Total
	Shares	Amount			
Balance, December 31, 2012	10,000	$ 10,000	$ 134,000	$ 17,932	$ 161,932
Net Income (loss)	-	-	-	4,465	4,465
Balance, December 31, 2013	10,000	$ 10,000	$ 134,000	$ 22,397	$ 166,397

See accompanying notes to the financial statements

E-W INVESTMENTS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013

Revenues:		
Securities commissions and fees	$	65,805
Investment advisory fees		196
Interest and dividend		2,628
Realized gain on sale of securities		14,620
Net unrealized gain (loss) on marketable securities		13,119
Miscellaneous revenue		3,131
Total revenue		99,499
Expense:		
Commission and brokerage fee		29,307
Depreciation & amortization		234
Insurance		1,231
Legal & professional		9,035
Regulatory fee		7,044
General office expense		1,650
Equipment rent		16,234
Salaries & wages		24,600
Payroll tax expenses		2,354
Utilities		372
Telephone		2,171
Total expenses		94,233
Income (loss) from operation		5,265
Income taxes benefit (expense):		
Current state franchise tax		(800)
Net income (loss)	$	4,465

See accompanying notes to the financial statements

E-W INVESTMENTS, INC.
STATEMENT OF CASH FLOW
FOR THE YEAR ENDED DECEMBER 31, 2013

		2013
Operating activities		
Net income (loss)	$	4,465
Adjustments to reconcile net income (loss) to		
net cash provided by operating activities:		
Depreciation and amortization		234
Change in working capital components:		
Receivable from clearing brokers		(147)
Payroll taxes payable		53
Short-term investments		10,610
Accrued expenses		1,158
Net cash provided (used) by operating activit		16,374
Increase in cash and equivalents		16,374
Cash and equivalents at 1/1/13		51,452
Cash and equivalents at 12/31/13	$	67,826
Supplementary Information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	800

See accompanying notes to the financial statements

E-W INVESTMENTS, INC.
NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2013

Note 1 - Nature of Operations

E-W Investments, Inc. (the "Company) was incorporated on December 5, 1985 in the state of California. The Company is an independent retail broker-dealer offering various financial services and is a member firm of the National Association of securities Dealers ("NASD"). Currently, the Company uses the services of third-party broker-dealers to carry its clients' cash and margin accounts on a fully disclosed basis.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, Which require management to make assumptions and estimates that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates and the differences could have a material impact on the financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Deposits Held at Clearing Brokers

The Company has interest-bearing reserve deposits with certain clearing brokers. These clearing brokers require deposits of all introducing brokers with whom they transact business.

Marketable Securities, at Fair Value

Marketable securities consist of equity securities, which are classified as trading in accordance with the provisions of Statement of Financial Accounting Standards ASC Topic 320, "Investments in Debt and Equity Securities." Accordingly, such securities are presented as current assets and carried at their estimated fair values in the accompanying financial statements with unrealized gains and losses included in earnings. Fair value was determined based on quoted market prices. Specific identification has been used to determine cost for each security.

Note 2 – Summary of Significant Accounting Policies (Continued)

Security Transactions

Customers' security transactions are recorded on a settlement date basis, with related commission revenues and expenses recorded on a trade date basis.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is determined by use of the straight-line method. Useful lives of property and equipment are as follows:

Automobile	5 years
Furniture and fixtures	7 years
Office equipment	5 to 7 years
Leasehold improvements	5 to 40 years

Property and equipment as of December 31, 2013 are as follows:

Leasehold improvement	$ 84,340
Office equipment	45,165
Furniture and fixture	14,240
	143,745
Accumulated depreciation	(139,058)
Property and Equipment, net	$ 4,687

Maintenance and repair costs are expensed as incurred. Depreciation expense was $234 for the year ended December 31, 2013.

Income Taxes

The Company utilizes ASC Topic 740, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of asset and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company adopted the provisions of ASC Topic 740, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC topic 740, the Company may

Note 2 – Summary of Significant Accounting Policies (Continued)

recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax benefit will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC Topic 740 also provides guidance on derecognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. At December 31, 2013, the Company did not have any uncertain tax position.

Note 3 – Fair Value Measurement

The Company recorded a net unrealized gain of $13,119 from the holdings of various open positions that it holds as of December 31, 2013.

The Company adopted Accounting Standards Codification (ASC) Topic 820, "Fair Value Measurements" (ASC Topic 820), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 820 are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Note 3 – Fair Value Measurement (continued)

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is description of the valuation methodologies used for assets measured at fair value.

Mutual funds: Valued at the net asset value ("NAV") of shares held by the Company at year end.

Stocks: Quoted market price at major stock markets

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2013:

	Assets at Fair Value as of December 31, 2013			
	Level 1	Level 2	Level 3	Total
Money Market Fund	-	-	-	-
Stocks	49,115	-	-	49,115
Total	49,115	-	-	49,115

E-W INVESTMENTS, INC.
NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2013

Note 4 – Deferred Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740, "Accounting for Income Taxes", which requires the use of the "liability method" of accounting for income taxes. Accordingly, deferred tax liabilities and assets are determined based on the difference between the financial statements and tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. The components of income taxes for the year-ended December 31, 2013 consisted of the following:

Current:		
Federal	$	--
State		800
Total current income tax expense	$	800
Deferred:		
Federal	$	--
State		--
Total deferred income tax expense	$	--

Deferred income taxes principally result from net operating loss carryforward and unrealized gain on marketable securities. Included in the balance sheet is deferred tax asset of $12,500. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits or that future deductibility is uncertain. Based on expected future income, the management is anticipated to realize a portion of the total available benefit. A valuation allowance is calculated accordingly.

The following summarizes deferred tax benefit:

Available deferred tax benefit relating to NOL	$ 24,000
Valuation allowance	(11,500)
Net deferred tax benefit	$ 12,500

The Company files income tax return in the US federal jurisdiction and in the state of California. The Company is no longer subject to income tax examination by taxing authorities for year before 2010 for its federal filings and 2009 for its state filings.

E-W INVESTMENTS, INC.
NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2013

Note 5 – Related Party Transactions

The Company rents its office facility from its stockholder under the terms of a month-to-month lease. No rent was paid to the stockholder during 2013.

Note 6 – Net Capital Requirement

The Company is a "Fully Disclosed Broker-Dealer". The Company does not carry customer accounts and does not accept customer funds or securities. Instead, it has entered into "clearing agreements" with clearing brokers and has fully disclosed all of its customer accounts to these brokers.

The Company is subjected to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c 3-1), which requires the maintenance of minimum net capital.

The fully phased-in net capital requirement for "fully disclosed" broker-dealers that receive but do not hold customer funds or other securities is $50,000. The rule also requires that the percentage of aggregate indebtedness to net capital shall not exceed 15 to 1.

At December 31, 2013, the Company had net capital of $132,633 and the Company's aggregate indebtedness to net capital ratio was 5.96 to 1.

EW Investments Inc. is exempt from computation for determination of reserve requirement and information relating to possession or control requirements under Rule 15c3-3 of SEC under Sub paragraph (k)(2)(ii).

The Company operates in accordance with the exemptive provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company is a "Fully Disclosed Broker-Dealer" and does not carry customer accounts and does not accept customer funds or securities. All transactions were cleared through unaffiliated clearing brokers.

SUPPLEMENTARY INFORMATION

E-W INVESTMENTS, INC.
SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2013

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission:

Total Stockholders' equity from financial condition	$	166,397
Deduction and charges:		
Non-allowable fixed asset		(4,687)
Non-allowable other assets		(16,546)
Net capital before haircut charges		145,165
Haircut on securities:		
Marketable securities		(7,367)
Other		(1,265)
Money market funds		(3,900)
Net Capital	$	132,633
Aggregate Indebtedness:		
Accrued expenses	$	6,559
Payroll and payroll taxes payable		1,352
Total aggregate indebtedness	$	7,911
Computation of Basic Net Capital Requirement:		
Minimum net capital required	$	50,000
Net capital		132,633
Excess net capital	$	82,633
Excess net capital at 1000%	$	81,842
Ratio: Aggregate indebtedness to net capital		0.0596

Reconciliation with Company's Computation:

Stockholders' equity as reported in Company's Part II Focus report (unaudited)	$	166,398
Audit Adjustments: '		
Rounding		(1)
Stockholders' equity per this audit report	$	166,397